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                           April 8, 2024

       Olivier Leonetti
       Chief Financial Officer
       Eaton Corporation plc
       Eaton House, 30 Pembroke Road
       Dublin 4, Ireland
       D04 Y0C2

                                                        Re: Eaton Corporation
plc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 000-54863

       Dear Olivier Leonetti:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       General, page 77

   1. We note that you include various measures, such as 12-month rolling average of orders and backlog on
an individual segment basis, in your Form 8-K earnings releases and investor
presentations. Please tell us how management uses these measures in managing or monitoring
your business and explain why you do present such measures in your Form 10-Q and Form
10-K filings, or revise as necessary. Refer to SEC Release No.
                                                        33-10751.
       Business Segment Results of Operations, page 83

   2. You refer to various factors that impacted your segment operating margins, however, you do not quantify the
impact of these factors. For example, you state the increase in operating margin for
the Electrical Americas segment was due to higher sales volume and net price realization,
which was partially offset by higher costs to support growth
 Olivier Leonetti
Eaton Corporation plc
April 8, 2024
Page 2
      initiatives, and higher gains from the sale of non-production facilities in 2022. Where a material change is due to two or more factors, including any offsetting factors, please revise throughout your results of operations to include a quantified discussion of each material factor impacting such change, and avoid using terms such as "primarily" in favor of specific quantification. Refer to Item 303(b) of Regulation S-K.
Form 8-K furnished on February 1, 2024
Exhibit 99.1, page 1

3. When providing a discussion and analysis of a non-GAAP measure, please ensure such disclosure is accompanied by a similar discussion and analysis of the corresponding
      GAAP measure with equal or greater prominence. For example, you disclose the percentage changes in adjusted earnings per share without providing similar information for the corresponding GAAP measure. Refer to Item 10(e)(1)(i) of Regulation
      S-K and Question 102.10(a) of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,
FirstName LastNameOlivier Leonetti
                                                          Division of
Corporation Finance
Comapany NameEaton Corporation plc
                                                          Office of Technology
April 8, 2024 Page 2
cc:       Lizbeth Wright
FirstName LastName